Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Corus Entertainment announces fiscal 2009 fourth quarter and year-end results

     <<
     - Consolidated segment profit increases 22% in the fourth quarter
     - Consolidated revenues and segment profit hold flat for the year
     - Strong free cash flow for the quarter and the year
     >>

     TORONTO, Oct. 22 /CNW/ - Corus Entertainment Inc. (TSX: CJR.B; NYSE: CJR)
announced its fourth quarter and year-end financial results today.

     "In a very tough economy Corus was able to match last year's record revenues and segment profit through the launch of strategic new services and cost reduction initiatives," said John Cassaday, President and CEO, Corus
Entertainment. "We are confident that this combined focus on innovation and cost constraint positions us well for an expected improvement in the Canadian economy."

     <<
     Financial Highlights
     --------------------

     (unaudited)                    Three months ended     Twelve months ended
     (in thousands of                   August 31,              August 31,
      Canadian dollars           ---------------------------------------------
      except per share               2009        2008        2009        2008
      amounts)                   ---------------------------------------------

     Revenues
       Radio                       59,941      68,482     258,912     286,449
       Television                 135,488     117,349     530,014     500,966
       Eliminations                  (208)        (57)       (208)       (259)
                                 ---------------------------------------------
                                  195,221     185,774     788,718     787,156
                                 ---------------------------------------------
                                 ---------------------------------------------

     Segment profit
       Radio                       15,145      15,059      60,338      75,504
       Television                  46,712      38,396     209,145     199,605
       Corporate                   (4,434)     (6,220)    (18,293)    (22,979)
                                 ---------------------------------------------
                                   57,423      47,235     251,190     252,130
                                 ---------------------------------------------
                                 ---------------------------------------------

     Net income (loss)             18,733      17,406     (56,635)    129,835
                                 ---------------------------------------------
                                 ---------------------------------------------
     Earnings (loss) per share
        Basic                       $0.23       $0.21      $(0.71)      $1.57
       Diluted                      $0.23       $0.21      $(0.71)      $1.54

     Consolidated Results
     --------------------
     >>
     Consolidated revenues for the three months ended August 31, 2009 were
$195.2 million, up 5% from $185.8 million last year. Consolidated segment profit was $57.4 million, up 22% from $47.2 million last year. Net income for the quarter was $18.7 million ($0.23 basic and diluted), compared to net income of $17.4 million ($0.21 basic and diluted) last year.

     Consolidated revenues for the year ended August 31, 2009 were $788.7 million, up slightly from $787.2 million last year. Consolidated segment profit was $251.2 million, essentially unchanged from $252.1 million last year. Net loss for the year was $56.6 million ($0.71 basic and diluted loss per share), compared to net income of $129.8 million ($1.57 basic and $1.54 diluted) last year. Net loss for the year includes a $175.0 million broadcast license and goodwill impairment charge recorded in the third quarter.

     <<
     Operational Results
     -------------------

     Radio

      -  Revenues decreased by 12% in the fourth quarter and 10% for the year.
      -  Segment profit increased by 1% in the fourth quarter and decreased by
         20% for the year.
      -  Local airtime revenues down 12% for the fourth quarter and 10% for the year.
      -  National airtime revenues down 23% for the fourth quarter and 17% for the year.
      -  Revenue declines experienced in all regions in Canada for both the fourth quarter and year.
      -  Broadcast license and goodwill impairment charge of $175.0 million recorded in the third quarter.
      -  Restructuring provisions recorded of $5.4 million for the fourth quarter and $8.6 million for the year as Corus aligns the cost structure of this division with its strategic objectives.

     Television

      -  Revenue growth of 15% in the fourth quarter and 6% for the year.
      -  Segment profit growth of 22% in the fourth quarter and 5% for the year.
      -  Advertising revenues down 10% in the fourth quarter and 6% for the year.
      -  Specialty advertising revenues down 10% in the fourth quarter and 5%
         for the year.
      -  Toys and Food continue to be soft advertising categories in the Kids area.
      -  Subscriber revenue growth of 19% in the fourth quarter and 14% for the year.
      -  Subscriber revenues benefited from the launches of VIVA and HBO
         Canada.
      -  Movie Central finished the year with 953,000 subscribers, up 7% from last year.

     Significant Events in the Quarter
     ---------------------------------
      -  On June 2, 2009, the Company's Nelvana Enterprises announced, in partnership with d-rights Inc., the return of the internationally successful Beyblade toy and programming franchise. Fifty-one new episodes and a revamped toy line will launch in fall 2010.
      -  On June 3, 2009, the Company's Nelvana Enterprises, along with partners Cartoon Network Enterprises and Spin Master Limited, won two
         International Licensing Industry Merchandisers' Association (LIMA)
         Awards for the Bakugan brand. Spin Master accepted the Overall Best
         Licensed Program of the Year and all partners accepted the Best TV,
         Film and Entertainment Hard Goods License of the Year.
      -  On June 30, July 31 and August 31, 2009, the Company paid a monthly dividend of $0.049585 and $0.05 to holders of its Class A and Class B
         Shares respectively.
      -  On July 14, 2009, the Company announced that it had reached an agreement to purchase the specialty television services Drive-In
         Classics and SexTV from CTVglobemedia. The transaction is subject to approval by the Canadian Radio-television and Telecommunications
         Commission (CRTC). The combined acquisition price for both services is approximately $40 million Cdn.

     Significant Events Subsequent to the Quarter
     --------------------------------------------
      -  On September 9, 2009, the Company launched DUSK, a rebranded specialty channel formerly known as SCREAM. Catering to adults 18 -
         49, DUSK offers viewers access to a ramped up lineup of suspense, thriller and supernatural-based Hollywood feature films and television series seven days a week, 24-hours-a-day. DUSK is a partnership between the Company and CanWest Global Communications
         Corp.
      -  On September 28, 2009, the Company announced plans to add
         Nickelodeon, one of the world's leading entertainment brands for kids, to its premier portfolio of kid-focused services. The channel will launch at 6 a.m. ET on Monday, November 2, 2009. Nickelodeon in
         Canada will be dedicated exclusively to Canadian kids and feature a line-up of Nick's award-winning properties, from current live-action comedies and animated favorites to classic hits.
      -  On September 28, 2009, the Company announced a partnership with FMQB
         Productions, which will see Corus Radio's syndicated content distributed to radio affiliates across the U.S. Under the
         ExploreMusic banner, U.S. stations will now feature Alan Cross' The
         Ongoing History of New Music and the ExploreMusic radio program a swell as Jeff Woods' Legends of Classic Rock. Enthusiasm for the
         programs was met quickly with WEDG/Buffalo and WRZX/Indianapolis signing on as the first American affiliates to carry Corus Radio's flagship programs.
      -  On September 29, 2009, the Company held its annual Investor Day and updated investors on the Company's fiscal 2010 strategic priorities and provided near-term financial guidance for the 2010 fiscal year.
         The Company announced its fiscal 2010 guidance targets of
         consolidated segment profit of $255 to $270 million, and free cash flow of between $10 to $20 million. The Company also announced, subject to CRTC approval, the rebranding of SexTV to W Movies and announced the discontinuation of the Discovery Kids service effective
         November 2, 2009.
      -  On September 29, 2009, the Company announced that its Board of
         Directors had approved a discount for Class B Shares issued from treasury pursuant to the terms of its Dividend Reinvestment Plan
         ("the Plan"). Under the Plan, eligible holders of Class A Shares and
         Class B Shares may acquire additional Class B Shares through reinvestment of the cash dividends paid on their respective shareholdings. At this time, the Company's Board of Directors has approved the issuance of shares from treasury at a two percent discount from the average market price, as determined pursuant to the terms of the Plan. This change will be effective for any dividends payable on or after November 1, 2009, until such time as the Company elects otherwise.
      -  On September 30, 2009, the Company paid a monthly dividend of
         $0.049585 and $0.05 to holders of its Class A and Class B Shares respectively.
      -  On October 7, 2009, The Honourable James Moore, Minister of Canadian
         Heritage and Official Languages, announced a settlement between the
         Government of Canada and members of the broadcasting industry on the
         Part II license fee issue. The agreement has resulted in the Canadian
         Association of Broadcasters and other named parties (including the
         Company) discontinuing their appeal before the Supreme Court of
         Canada challenging the validity of the fees that had been scheduled to be heard on October 19, 2009. The settlement agreement includes waiving Part II license fees that were not collected due to the ongoing legal dispute for the broadcast years 2007, 2008 and 2009.
         The Company will reverse its August 31, 2009 accrual of $16,194 million in the first quarter of fiscal 2010. Under this settlement, the Government is also recommending that the CRTC develop a new Part
         II fee regime, which would be effective commencing September 1, 2009.
     >>

     Corus Entertainment Inc. reports in Canadian dollars.

     <<
     About Corus Entertainment Inc.
     ------------------------------
     >>
     Corus Entertainment Inc. is a Canadian-based media and entertainment company. Corus is a market leader in specialty television and radio with additional assets in pay television, advertising services, television broadcasting, children's book publishing and children's animation. The company's multimedia entertainment brands include YTV, Treehouse, W Network,
CosmoTV, VIVA, Movie Central, HBO Canada, Nelvana, Kids Can Press and radio stations including CKNW, CKOI and Q107. Corus creates engaging branded entertainment experiences for its audiences across multiple platforms. A publicly traded company, Corus is listed on the Toronto (CJR.B) and New York
(CJR) exchanges. Experience Corus on the web at www.corusent.com.
     The audited consolidated financial statements and accompanying notes for the year ended August 31, 2009 and Management's Discussion and Analysis will be made available on the Company's website at www.corusent.com in the Investor
Relations section.

     A conference call with Corus senior management is scheduled for October
22, 2009 at 2 p.m. ET. While this call is directed at analysts and investors, members of the media are welcome to listen in. The dial-in number for the conference call for North America is 1-800-919-8049 and for
local/international callers is 416-981-9000. PowerPoint slides for the call will be posted at 1:45 p.m. ET on October 22, 2009 and can be found on the
Corus Entertainment website at www.corusent.com in the Investor Relations section.

     This press release contains forward-looking information and should be read subject to the following cautionary language:
     To the extent any statements made in this report contain information that is not historical, these statements are forward-looking statements and may be forward-looking information within the meaning of applicable securities laws
(collectively, "forward-looking statements"). These forward-looking statements related to, among other things, our objectives, goals, strategies, intentions, plans, estimates and outlook, including advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees, and can generally be identified by the use of the words such as "believe",
"anticipate", "expect", "intend", "plan", "will", "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although Corus believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including without limitation factors and assumptions regarding advertising, program, merchandise and subscription revenues, operating costs and tariffs, taxes and fees and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from these expectations include, among other things: our ability to attract and retain advertising revenues; audience acceptance of our television programs and cable networks; our ability to recoup production costs, the availability of tax credits and the existence of co-production treaties; our ability to compete in any of the industries in which we do business; the opportunities
(or lack thereof) that may be presented to and pursued by us; conditions in the entertainment, information and communications industries and technological developments therein; changes in laws or regulations or the interpretation or application of those laws and regulations; our ability to integrate and realize anticipated benefits from our acquisitions and to effectively manage our growth; our ability to successfully defend ourselves against litigation matters arising out of the ordinary course of business; and changes in accounting standards. Additional information about these factors and about the material assumptions underlying such forward-looking statements may be found in our Annual Information Form. Corus cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to
Corus, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Unless otherwise required by applicable securities laws, we disclaim any intention or obligation to publicly update or revise any forward-looking statements whether as a result of new information, events or circumstances that arise after the date thereof or otherwise.

     <<
                            CORUS ENTERTAINMENT INC.
                          CONSOLIDATED BALANCE SHEETS

     (unaudited)
     (in thousands                                        As at       As at
      of Canadian                                       August 31,  August 31,
      dollars)                                             2009        2008
     -------------------------------------------------------------------------
     ASSETS
     Current
     Cash and cash equivalents                             10,922      19,642
     Accounts receivable                                  146,784     157,440
     Income taxes recoverable                               7,267       1,615
     Prepaid expenses and other                            14,377      10,135
     Program and film rights                              146,195     131,301
     Future tax asset                                       1,788       9,593
     -------------------------------------------------------------------------
     Total current assets                                 327,333     329,726
     -------------------------------------------------------------------------

     Tax credits receivable                                26,698      21,952
     Investments and other assets                          23,693      93,086
     Property, plant and equipment                         76,450      73,562
     Program and film rights                               92,579     103,163
     Film investments                                      92,180      80,819
     Broadcast licenses                                   561,741     533,491
     Goodwill                                             674,029     797,854
     -------------------------------------------------------------------------
                                                        1,874,703   2,033,653
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     LIABILITIES AND SHAREHOLDERS' EQUITY

     Current
     Accounts payable and accrued liabilities             171,055     196,026
     -------------------------------------------------------------------------

     Long-term debt                                       651,767     692,750
     Other long-term liabilities                           73,360      59,936
     Future tax liability                                 102,842      87,699
     -------------------------------------------------------------------------
     Total liabilities                                    999,024   1,036,411
     -------------------------------------------------------------------------

     Non-controlling interest                              21,401      20,237
     -------------------------------------------------------------------------

     SHAREHOLDERS' EQUITY
     Share capital                                        840,602     848,257
     Contributed surplus                                   17,303      17,304
     Retained earnings                                     20,380     131,594
     Accumulated other comprehensive loss                 (24,007)    (20,150)
     -------------------------------------------------------------------------
     Total shareholders' equity                           854,278     977,005
     -------------------------------------------------------------------------
                                                        1,874,703   2,033,653
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)

     unaudited)
     (in thousands of              Three months ended     Twelve months ended
      Canadian dollars                  August 31,              August 31,
      except per share           ---------------------------------------------
      amounts)                       2009        2008        2009        2008
     -------------------------------------------------------------------------
     Revenues                     195,221     185,774     788,718     787,156
     Direct cost of sales,
      general and administrative
      expenses                    137,798     138,539     537,528     535,026
     Depreciation                   5,718       5,801      20,704      22,054
     Interest expense               8,413       9,906      37,426      41,313
     Broadcast license and
      goodwill impairment               -           -     175,000           -
     Disputed regulatory fees       1,070       1,202       5,258      10,936
     Other expense, net             9,707       3,865       8,428       7,853
     -------------------------------------------------------------------------
     Income before income taxes
      and non-controlling
      interest                     32,515      26,461       4,374     169,974
     Income tax expense            12,227       8,395      56,350      35,519
     Non-controlling interest       1,555         660       4,659       4,620
     -------------------------------------------------------------------------
     Net income (loss) for the
      period                       18,733      17,406     (56,635)    129,835
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Earnings (loss) per share
       Basic                        $0.23       $0.21      $(0.71)      $1.57
       Diluted                      $0.23       $0.21      $(0.71)      $1.54
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

            CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

                                   Three months ended     Twelve months ended
     (unaudited)                        August 31,              August 31,
     (in thousands of            ---------------------------------------------
      Canadian dollars)              2009        2008        2009        2008
     -------------------------------------------------------------------------
     Net income (loss) for
      the period                   18,733      17,406     (56,635)    129,835
     Other comprehensive income
      (loss), net of tax
       Unrealized foreign
        currency translation
        adjustment                    192       1,031         718         (23)
       Unrealized change in fair
        value of available-
        for-sale investments,
        net of tax                    102        (176)       (253)     (1,114)
       Recognition of change in
        fair value of available-for
        sale assets in net income    (385)          -       1,692           -
       Unrealized change in fair
        value of cash flow hedges,
        net of tax                  2,636      (2,451)     (6,014)    (13,851)
     -------------------------------------------------------------------------
                                    2,545      (1,596)     (3,857)    (14,988)
     -------------------------------------------------------------------------
     Comprehensive income (loss)
      for the period               21,278      15,810     (60,492)    114,847
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS EQUITY

                                   Three months ended     Twelve months ended
     (unaudited)                        August 31,              August 31,
     (in thousands of            ---------------------------------------------
      Canadian dollars)              2009        2008        2009        2008
     -------------------------------------------------------------------------
     Share capital
     Balance, beginning of
      period                      840,495     865,686     848,257     882,244
     Issuance of shares under
      stock option plan               107       1,555         597      12,338
     Shares repurchased                 -     (18,984)     (8,450)    (46,555)
     Repayment of executive
      stock purchase loans              -           -         198         230
     -------------------------------------------------------------------------
     Balance, end of period       840,602     848,257     840,602     848,257
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Contributed surplus
     Balance, beginning of
      period                       15,870      15,741      17,304      10,250
     Stock-based compensation       1,441       1,748       5,154       7,904
     Settlement of long-term
      incentive plan                    -           -      (5,138)          -
     Exercise of stock options         (8)       (185)        (17)       (850)
     -------------------------------------------------------------------------
     Balance, end of period        17,303      17,304      17,303      17,304
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Retained earnings
     Balance, beginning of
      period                       13,652     140,159     131,594      95,568
     Cumulative impact of
      accounting changes                -           -           -      (1,594)
     -------------------------------------------------------------------------
     Adjusted opening balance      13,652     140,159     131,594      93,974
     Net income (loss) for the
      period                       18,733      17,406     (56,635)    129,835
     Dividends                    (12,005)    (12,088)    (47,946)    (47,326)
     Share repurchase excess            -     (13,883)     (6,633)    (44,889)
     -------------------------------------------------------------------------
     Balance, end of period        20,380     131,594      20,380     131,594
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Accumulated other
      comprehensive loss
     Balance, beginning of
      period                      (26,552)    (18,554)    (20,150)    (12,169)
     Cumulative impact of
      accounting changes                -           -           -       7,007
     -------------------------------------------------------------------------
     Adjusted opening balance     (26,552)    (18,554)    (20,150)     (5,162)
     Other comprehensive loss,
      net of tax                    2,545      (1,596)     (3,857)    (14,988)
     -------------------------------------------------------------------------
     Balance, end of period       (24,007)    (20,150)    (24,007)    (20,150)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   Three months ended     Twelve months ended
     (unaudited)                        August 31,              August 31,
     (in thousands of            ---------------------------------------------
      Canadian dollars)              2009        2008        2009        2008
     -------------------------------------------------------------------------
     OPERATING ACTIVITIES
     Net income (loss) for the
      period                       18,733      17,406     (56,635)    129,835
     Add (deduct) non-cash items:
       Depreciation                 5,718       5,801      20,704      22,054
       Broadcast license and
        goodwill impairment             -           -     175,000           -
       Amortization of program
        rights                     41,824      37,799     159,532     145,661
       Amortization of film
        investments                 9,821       6,897      25,545      28,393
       Future income taxes          4,827        (292)     13,637      (7,321)
       Non-controlling interest     1,555         660       4,659       4,620
       Stock-based compensation     1,442       1,999       4,974       7,971
       Imputed interest             1,910       1,662       7,054       6,390
       Other gains and losses       4,800         523        (432)      2,203
     Net change in non-cash
      working capital balances
      related to operations        (3,889)     18,922      (8,309)    (11,018)
     Payment of program and
      film rights                 (45,616)    (23,578)   (189,583)   (141,917)
     Net additions to film
      investments                  (9,185)    (13,603)    (42,907)    (56,293)
     -------------------------------------------------------------------------
     Cash provided by operating
      activities                   31,940      54,196     113,239     130,578
     -------------------------------------------------------------------------

     INVESTING ACTIVITIES
     Additions to property,
      plant and equipment         (12,460)     (7,450)    (22,503)    (17,552)
     Business combinations         (1,583)          -     (76,533)       (774)
     Cash held in escrow                -     (74,950)     74,950     (74,950)
     Net cash flows for
      investments and other
      assets                          338        (230)      6,966      (4,251)
     Decrease in public
      benefits associated with
      acquisitions                 (1,308)     (1,090)     (2,744)     (3,993)
     -------------------------------------------------------------------------
     Cash used in investing
      activities                  (15,013)    (83,720)    (19,864)   (101,520)
     -------------------------------------------------------------------------

     FINANCING ACTIVITIES
     Increase (decrease) in
      bank loans                  (29,921)     64,551     (40,219)     85,594
     Issuance of shares under
      stock option plan                99       1,370         580      11,488
     Shares repurchased                 -     (32,867)    (15,083)    (91,444)
     Dividends paid               (12,004)    (12,257)    (48,021)    (46,284)
     Dividend paid to non-
      controlling interest              -           -      (2,994)     (1,742)
     Other                          3,444        (149)      3,642        (375)
     -------------------------------------------------------------------------
     Cash provided by (used in)
      financing activities        (38,382)     20,648    (102,095)    (42,763)
     -------------------------------------------------------------------------
     Net change in cash and
      cash equivalents during
      the period                  (21,455)     (8,876)     (8,720)    (13,705)
     Cash and cash equivalents,
      beginning of period          32,377      28,518      19,642      33,347
     -------------------------------------------------------------------------
     Cash and cash equivalents,
      end of period                10,922      19,642      10,922      19,642
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
                      SUPPLEMENTAL FINANCIAL INFORMATION

     (unaudited)
     (in thousands of Canadian dollars)

     Three months ended August 31, 2009

                                                           Elimi-        Con-
                        Radio  Television   Corporate     nations   solidated
     -------------------------------------------------------------------------
     Revenues          59,941     135,488           -        (208)    195,221
     Direct cost of
      sales, general
      and admini-
      strative
      expenses         44,796      88,776       4,434        (208)    137,798
     -------------------------------------------------------------------------
     Segment profit    15,145      46,712      (4,434)          -      57,423
     Depreciation       1,848       2,634       1,236           -       5,718
     Interest expense     231       1,296       6,886           -       8,413
     Goodwill and
      broadcast license
      impairment            -           -           -           -           -
     Disputed
      regulatory fees     563         507           -           -       1,070
     Other expense,
      net               5,294       5,818      (1,405)          -       9,707
     -------------------------------------------------------------------------
     Income before
      income taxes and
      non-controlling
      interest          7,209      36,457     (11,151)          -      32,515
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Three months ended August 31, 2008

                                                           Elimi-        Con-
                        Radio  Television   Corporate     nations   solidated
     -------------------------------------------------------------------------
     Revenues          68,482     117,349           -         (57)    185,774
     Direct cost of
      sales, general
      and admini-
      strative
      expenses         53,423      78,953       6,220         (57)    138,539
     -------------------------------------------------------------------------
     Segment profit    15,059      38,396      (6,220)          -      47,235
     Depreciation       1,745       2,864       1,192           -       5,801
     Interest expense     263       1,118       8,525           -       9,906
     Disputed
      regulatory fees     734         468           -           -       1,202
     Other expense,
      net               3,757       1,206      (1,098)          -       3,865
     -------------------------------------------------------------------------
     Income before
      income taxes and
      non-controlling
      interest          8,560      32,740     (14,839)          -      26,461
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Twelve months ended August 31, 2009

                                                           Elimi-        Con-
                        Radio  Television   Corporate     nations   solidated
     -------------------------------------------------------------------------
     Revenues         258,912     530,014           -        (208)    788,718
     Direct cost of
      sales, general
      and admini-
      strative
      expenses        198,574     320,869      18,293        (208)    537,528
     -------------------------------------------------------------------------
     Segment profit    60,338     209,145     (18,293)          -     251,190
     Depreciation       6,798       9,593       4,313           -      20,704
     Interest expense     928       5,163      31,335           -      37,426
     Goodwill and
      broadcast license
      impairment      175,000           -           -           -     175,000
     Disputed
      regulatory fees   2,746       2,512           -           -       5,258
     Other expense,
      net               7,888         853        (313)          -       8,428
     -------------------------------------------------------------------------
     Income before
      income taxes and
      non-controlling
      interest       (133,022)    191,024     (53,628)          -       4,374
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Twelve months ended August 31, 2008

                                                           Elimi-        Con-
                        Radio  Television   Corporate     nations   solidated
     -------------------------------------------------------------------------
     Revenues         286,449     500,966           -        (259)    787,156
     Direct cost of
      sales, general
      and admini-
      strative
      expenses        210,945     301,361      22,979        (259)    535,026
     -------------------------------------------------------------------------
     Segment profit    75,504     199,605     (22,979)          -     252,130
     Depreciation       6,533      10,473       5,048           -      22,054
     Interest expense   1,042       4,643      35,628           -      41,313
     Disputed
      regulatory fees   6,155       4,781           -           -      10,936
     Other expense,
      net               3,594       6,855      (2,596)          -       7,853
     -------------------------------------------------------------------------
     Income before
      income taxes and
      non-controlling
      interest         58,180     172,853     (61,059)          -     169,974
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

                            CORUS ENTERTAINMENT INC.
                      SUPPLEMENTAL FINANCIAL INFORMATION

                                   Three months ended     Twelve months ended
     (unaudited)                        August 31,              August 31,
     (in thousands of            ---------------------------------------------
      Canadian dollars)              2009        2008        2009        2008
     -------------------------------------------------------------------------
     Interest expense
     Interest on long-term debt     6,398       7,913      29,350      33,049
     Imputed interest on long-
      term liabilities              1,910       1,662       7,054       6,390
     Other interest                   105         331       1,022       1,874
     -------------------------------------------------------------------------
                                    8,413       9,906      37,426      41,313
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Other expense, net
     Interest income                 (180)       (437)     (1,206)     (1,042)
     Foreign exchange losses (gains) (139)        500       1,739         823
     Losses from equity investments   224         456         318       1,343
     Restructuring charges          5,440       3,329       8,632       6,142
     Gain on disposal                   -           -      (7,163)          -
     Investment impairment          3,799           -       6,228           -
     Other                            563          17        (120)        587
     -------------------------------------------------------------------------
                                    9,707       3,865       8,428       7,853
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Free cash flow
     Cash provided by (used in):
     Operating activities          31,940      54,196     113,239     130,578
     Investing activities         (15,013)    (83,720)    (19,864)   (101,520)
     -------------------------------------------------------------------------
                                   16,927     (29,524)     93,375      29,058
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Consolidated statements of
      cash flows
     Interest paid                  6,479       8,129      31,178      35,031
     Interest received                180         437       1,206       1,042
     Income taxes paid             18,214      10,580      50,104      46,796
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00013131E          %CIK: 0001100868

     /For further information: John Cassaday, President and Chief Executive
Officer, Corus Entertainment Inc., (416) 642-3770; Tom Peddie, Senior Vice
President and Chief Financial Officer, Corus Entertainment Inc., (416)
642-3780; Tracy Ewing, Vice President, Communications, Corus Entertainment
Inc., (416) 642-3792/
     (CJR.B. CJR)

CO:  Corus Entertainment Inc.; News - Media

CNW 08:55e 22-OCT-09